Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 13, 2017

VIA EDGAR TRANSMISSION

Mr. Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Fort Pitt Capital Total Return Fund (S000032592)

Dear Mr. O’Connell:

This correspondence is being filed in response to your oral comments and suggestions on July 11, 2017, to the Trust’s preliminary proxy statement (“PRE 14A”), which was filed pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, on July 5, 2017.  The purpose of the proxy statement is to seek shareholder approval of a new investment advisory agreement between Fort Pitt Capital Group, LLC (the “Advisor” or “Fort Pitt”) and the Trust, on behalf of the Fort Pitt Capital Total Return Fund (the “Fund”).

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.	Staff Comment: Please review Item 22(c) of Schedule 14A and confirm to the Staff that all required information is disclosed.

Response: The Trust responds that it has reviewed Item 22(c) and confirms that all required information is disclosed. The Trust notes that the date of the prior investment advisory agreement (January 15, 2016) and the date on which it was last submitted to shareholders (January 15, 2016) can be found on page 3 of the PRE 14A.

The Trust proposes adding the advisory fee breakpoints in connection with all references to the advisory fee throughout the proxy statement.

 The Trust also proposes revising the following disclosure on page 4 of the proxy statement in the “Compensation Paid to Fort Pitt” section (changes underlined), “The fee structure and services to be provided under the New Investment Advisory Agreement with Fort Pitt will be identical to the fee structure and services provided under the Prior Investment Advisory Agreement.”

2.
Staff Comment: Within the section, “Board Recommendation of Approval,” please disclose in more detail the Board’s considerations regarding the approval of the investment advisory agreement, specifically the Board’s conclusions regarding Fund performance.

Response: The Trust responds by revising the fifth paragraph of the section as follows (changes underlined):

“The Board also considered any differences in performance between the similarly managed accounts of the Advisor and the performance of the Fund, noting that the Fund outperformed the similarly managed account composite for the one-year, three-year and five-year periods and underperformed, or performed in line with, the similarly managed account composite for the ten-year period. The Board also reviewed the performance of the Fund against a broad-based securities market benchmark.  The Board concluded that the Fund had outperformed its comparative universes and benchmark over the short-term periods and determined that it would continue to monitor the Fund’s long-term performance.”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust